FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 17, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


                                     Annex A


The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 17, 2003                                   By: Victoria Llewellyn
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc


Issued - 16 December 2003, London

                      Grant of awards and options under the

                 GlaxoSmithKline Performance Share Plan and the
                       GlaxoSmithKline Share Option Plan

On 15 December 2003 the Company granted awards and options under the terms of the GlaxoSmithKline Performance Share Plan and the GlaxoSmithKline Share Option Plan (which were both approved by shareholders on 31 July 2000) to senior executives in the group, including the executive directors.


Performance Share Plan


Under the terms of the Performance Share Plan, target awards designate a number of ordinary shares or American Depositary Shares (ADSs) that may be awarded, with the percentage of awards vesting subject to a performance condition which applies over a three year measurement period which will commence on 1 January 2004 and end on 31 December 2006.


The performance condition compares the Total Shareholder Return (TSR) of the Company's shares with the TSR of the shares of 14 comparator companies over the three year period. No target awards will vest if the Company delivers returns below 8th position in the comparator group, with a sliding scale applying up to 100% vesting for first or second position in the comparator group.


The companies in the comparator group are Abbott Laboratories, AstraZeneca, Aventis, Bristol Myers Squibb, Eli Lilly & Co., Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Synthelabo, Schering-Plough, Takeda Chemical Industries and Wyeth.


Details of the target awards granted to the executive directors on 15 December 2003 are as follows:


Number of target awards in respect of ordinary shares or ADSs potentially vesting
-------------------------------------------------------------------------------

TSR position         Dr J - P Garnier                            Mr J D Coombe
------------

                         (ADSs)                                    (Shares)
1st or 2nd               200,000                                   120,000
3rd                      180,000                                   108,000
4th                      160,000                                    96,000
5th                      140,000                                    84,000
6th                      120,000                                    72,000
7th                      100,000                                    60,000
8th (median)              70,000                                    42,000
9th and below              Nil                                       Nil
One ADS represents two ordinary shares. Where the Company's position falls between 3rd and 8th position, the level of vesting between the minimum and maximum figures set out above will be calculated based on the Company's TSR relative to the TSR of the comparator companies immediately above and below it.

Share Option Plan

Under the terms of the Share Option Plan, options allow the holder to buy shares or ADSs at a future date at a price determined by reference to the market price of shares at the time of grant. Options were granted on 15 December 2003 with a subscription price of (pound)12.70 (or US$44.57 in the case of ADSs).


The Initial Performance Period will be the three financial years of the Company starting on 1 January 2004. To the extent that the Option does not vest at the end of the Initial Performance Period, performance will be re-measured over an Extended Performance Period starting on 1 January 2004 and ending on 31 December 2007. If and to the extent that an Option does not vest at the end of the Extended Performance Period, it will immediately lapse and cease to be exercisable.

The performance condition compares the compound annual increase in the Company's earnings per share (EPS) with the compound annual increase in the Retail Prices Index (RPI) over the performance period. No options vest unless the Company's EPS increase exceeds RPI by 3%, with 50% vesting for an increase of 3% in excess of RPI and a sliding scale applying up to 100% vesting for an increase of 5% or more in excess of RPI.

Details of the target awards granted to the executive directors on 15 December 2003 are as follows:


         Number of options over ordinary shares or ADSs potentially vesting

EPS growth           Dr J - P Garnier                          Mr J D Coombe
----------

                          (ADSs)                                  (Shares)
RPI+5% or more           460,000                                  276,000
RPI+ (4%-4.99%)          345,000                                  207,000
RPI+ (3%-3.99%)          230,000                                  138,000
Less than RPI+3%           Nil                                      Nil
One ADS represents two ordinary shares.


S M Bicknell
Company Secretary
16th December 2003

Enquiries:


UK Media enquiries:               Martin Sutton            (020) 8047 5502
                                  David Mawdsley           (020) 8047 5502
                                  Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:               Nancy Pekarek            (215) 751 7709
                                  Mary Anne Rhyne          (919) 483 2839
                                  Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:
                                  Duncan Learmouth         (020) 8047 5540
                                  Anita Kidgell            (020) 8047 5542
                                  Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:   Frank Murdolo            (215) 751 7002
                                  Tom Curry                (215) 751 5419